New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5000 tel 86 10 8567 5123 fax

June 1, 2018

Re:	Puxin Limited (CIK No. 0001726189)
Registration Statement on Form F-1 (File no. 333-225047)

Mr. Charles Eastman

Mr. Terry French

Mr. Paul Fischer

Ms. Celeste M. Murphy

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Eastman, Mr. French, Mr. Fischer and Ms. Murphy:

On behalf of our client, Puxin Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 initially filed on May 18, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

*    *    *    *

Securities and Exchange Commission	2	June 1, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Bingqing Pan at +852-2533-3354 (bingqing.pan@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yunlong Sha, Chief Executive Officer
Mr. Peng Wang, Chief Financial Officer
Puxin Limited

Ms. Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmatsu Certified Public Accountants LLP